UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

BONA FILM GROUP LIMITED
(Name of Issuer)

ORDINARY SHARES
(Title of Class of Securities)

09777B107**
(CUSIP Number)

SAIF Partners IV L.P.
 Suites 2516-2520
Two Pacific Place
 88 Queensway
Hong Kong
+852-2918-2200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Charles Ching
Weil, Gotshal & Manges LLP
30/F Tower 2, Jing An Kerry Centre
1539 Nanjing Road (W)
Shanghai, PR China, 200040
+86 21 6016 6308

December 15, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP applies to the American Depositary Shares, or ADSs, of the Issuer. Two ADSs represent one Ordinary Share. No CUSIP has been assigned to the Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 09777B107

1	NAMES OF REPORTING PERSONS
SAIF Partners IV L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,352,605[1]

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,352,605

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,352,605

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.3%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1 SAIF Partners IV L.P. is the record holder of 4,705,210 ADSs, representing 2,352,605 ordinary shares.
2 This percentage represents the percentage of Ordinary Shares beneficially owned by the Reporting Person through its beneficial ownership of ADSs, and is based upon 32,402,346 Ordinary Shares of the Issuer outstanding as of September 30, 2015, as reported by the Issuer in a Form 6-K filed on November 25, 2015.

SCHEDULE 13D
CUSIP No. 09777B107

1	NAMES OF REPORTING PERSONS
SAIF IV GP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,352,605[3]

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,352,605

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,352,605

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.3%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

3 The record holder of the ADSs is SAIF Partners IV L.P. SAIF IV GP, L.P. is the sole general partner of SAIF Partners IV L.P.
4 This percentage represents the percentage of Ordinary Shares beneficially owned by the Reporting Person through its beneficial ownership of ADSs, and is based upon 32,402,346 Ordinary Shares of the Issuer outstanding as of September 30, 2015, as reported by the Issuer in a Form 6-K filed on November 25, 2015.

SCHEDULE 13D
CUSIP No. 09777B107

1	NAMES OF REPORTING PERSONS
SAIF IV GP Capital Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,352,605[5]

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,352,605

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,352,605

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.3%[6]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

5 The record holder of the ADSs is SAIF Partners IV L.P. SAIF IV GP Capital Ltd. is the sole general partner of SAIF IV GP, L.P., which is the sole general partner of SAIF Partners IV L.P.
6 This percentage represents the percentage of Ordinary Shares beneficially owned by the Reporting Person through its beneficial ownership of ADSs, and is based upon 32,402,346 Ordinary Shares of the Issuer outstanding as of September 30, 2015, as reported by the Issuer in a Form 6-K filed on November 25, 2015.

This Statement on Schedule 13D (this "Schedule 13D") represents the initial statement on Schedule 13D filed by SAIF Partners IV L.P., SAIF IV GP, L.P. and SAIF IV GP Capital Ltd. (collectively, the "Reporting Persons") with respect to the ordinary shares of Bona Film Group Limited, and supersedes the Statement on Schedule 13G, as last amended by Amendment No. 2 on January 22, 2014, filed by the Reporting Persons. This Schedule 13D is being filed as a result of the events described in Item 4 below.

ITEM 1.	SECURITY AND ISSUER.

The title and class of equity securities to which this Schedule 13D relates are the ordinary shares, par value US$0.0005 per share (the "Ordinary Shares"), of Bona Film Group Limited, a Cayman Islands company (the "Issuer"). The address of the principal executive offices of the Issuer is 18/F, Tower 1, U-town Office Building, No. 1 San Feng Bei Li, Chaoyang District, Beijing 100020, People's Republic of China.

ITEM 2.	IDENTITY AND BACKGROUND.

This Schedule 13D is being jointly filed by the following Reporting Persons: (1) SAIF Partners IV L.P.; (2) SAIF IV GP, L.P.; and (3) SAIF IV GP Capital Ltd. The sole general partner of SAIF Partners IV L.P. is SAIF IV GP, L.P., whose sole general partner is SAIF IV GP Capital Ltd. The agreement among the Reporting Persons relating to the joint filing of this Statement is attached to this Schedule 13D as Exhibit 1.

SAIF Partners IV L.P. is an exempted limited partnership under the laws of the Cayman Islands, with the registered address at c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands and its business telephone number is +852-2918-2200. The principal business of SAIF Partners IV L.P. is to make investment in companies based in or having a principal place of business in the Asia-Pacific region.

SAIF IV GP, L.P. is a limited partnership formed under the laws of the Cayman Islands and was formed for the purpose of making investments in companies in China and India. The principal business of SAIF IV GP, L.P. is to serve as the general partner and adviser in various investment vehicles, including SAIF Partners IV L.P. The registered office of SAIF IV GP, L.P. is c/o M&C Corporate Services Limited, P. O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands and its contact telephone number is +852-2918-2200.

SAIF IV GP Capital Ltd. is a limited liability entity formed under the laws of the Cayman Islands and was formed for the purpose of making investments in companies in China and India. The principal business of SAIF IV GP Capital Ltd. is to serve as the general partner and adviser in various investment vehicles, including SAIF Partners IV L.P. The registered office of SAIF IV GP Capital Ltd. is c/o M&C Corporate Services Limited, P. O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands and its contact telephone number is +852-2918-2200.

Andrew Y. Yan ("Mr. Yan") is the sole shareholder and sole director of SAIF IV GP Capital Ltd., the sole general partner of SAIF IV GP, L.P., which in turn is the sole general partner of SAIF Partners IV L.P. Pursuant to Section 13(d) of the Exchange Act, Mr. Yan may be deemed to beneficially own all of the ADSs held by SAIF Partners IV L.P. Mr. Yan disclaims such beneficial ownership. Mr. Yan is a citizen of Hong Kong.

During the last five (5) years, none of the persons referred to above or any of their directors or officers (where applicable) have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in or incorporated by reference in Items 2, 4 and 5 of this statement is incorporated by reference in its entirety into this Item 3.

2,352,605 Ordinary Shares in aggregate are beneficially owned by the Reporting Persons through its beneficial ownership of 4,705,210 ADSs. The Ordinary Shares currently owned by the Reporting Persons were originally acquired for investment purposes.

No Ordinary Shares were purchased by the Reporting Persons in connection with the Transaction (as defined below) giving rise to the filing of this Schedule 13D and thus no funds were used by the Reporting Person for such purposes.

ITEM 4.	PURPOSE OF TRANSACTION.

On December 15, 2015, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Mountain Tiger International Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands ("Parent ") and Mountain Tiger Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (" Merger Sub "). Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation and wholly owned subsidiary of Parent (the "Merger"). At the effective time of the Merger (the " Effective Time "), each of the Issuer's Ordinary Shares issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist in exchange for the right to receive US$27.40 in cash without interest and net of any applicable withholding taxes, and each ADS issued and outstanding immediately prior to the Effective Time will represent the right to surrender the ADS in exchange for US$13.70 in cash without interest and net of any applicable withholding taxes, except for (i) Ordinary Shares held by Rollover Securityholders (defined below), (ii) Ordinary Shares owned by Parent, Merger Sub or the Issuer (as treasury shares, if any) and any Ordinary Shares reserved (but not yet allocated) by the Issuer for settlement upon exercise or vesting of any Issuer's share awards or by any direct or indirect wholly owned subsidiary of Parent, Merger Sub or the Issuer, and (iii) Ordinary Shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the merger pursuant to Section 238 of the Companies Law of the Cayman Islands, which Ordinary Shares will be cancelled at the effective time of the merger for the right to receive the appraised value of such Ordinary Shares determined in accordance with the provisions of Section 238 of the Companies Law of the Cayman Islands. Consummation of the Merger is subject to the satisfaction or waiver of various conditions set forth in the Merger Agreement including obtaining the requisite approval of the Issuer's shareholders. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 2, and which is incorporated herein by reference in its entirety.

Skillgreat Limited, Vantage Global Holdings Ltd, Mr. Yu Dong (together with Skillgreat Limited and Vantage Global Holdings Ltd, the "Chairman Parties"), Fosun International Limited, Orrick Investments Limited, Sequoia Capital China I., L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., Uranus Connection Limited ("Uranus") and SAIF Partners IV L.P. (collectively, the "Rollover Securityholders", and each, a "Rollover Securityholder"), Alibaba Pictures Group Limited, Oriental Power Holdings Limited and All Gain Ventures Limited (collectively with the Rollover Securityholders, the "Consortium") anticipate that approximately US$375 million is expected to be expended to complete the Merger. This amount includes (a) the estimated funds required by Parent to (i) purchase the outstanding Ordinary Shares (including Ordinary Shares represented by ADSs) owned by shareholders of the Issuer other than the Rollover Securityholders at a purchase price of US$27.40 per Share or US$13.70 per ADS, (ii) settle the outstanding options to purchase Shares under the 2009 Stock Incentive Plan and the 2010 Stock Incentive Plan of the Issuer, and (b) the estimated transaction costs associated with the transactions contemplated by the Merger Agreement (the "Transaction").

Concurrently with the execution and delivery of the Merger Agreement, Parent has entered into a support agreement (the "Support Agreement") with the Rollover Securityholders. Pursuant to the Support Agreement, SAIF Partners IV L.P. agreed, subject to certain conditions, to deliver to Parent an aggregate of 4,705,210 ADSs representing 2,352,605 Ordinary Shares for cancellation in connection with the closing of the Merger and subscribe for 2,352,605 ordinary shares of Parent (the "Parent Shares"). The Support Agreement will terminate immediately upon the earlier to occur of (a) the closing of the Merger and (b) the valid termination of the Merger Agreement (such earlier time, the "Expiration Time"). In addition, pursuant to the Support Agreement, each Rollover Securityholder agreed to, among other things, vote or cause to be voted (including by proxy or written resolution, if applicable) its Ordinary Shares (including Ordinary Shares represented by ADSs) in favor of the authorization and approval of the transactions contemplated by or in connection with the Merger Agreement and against, among other matters, any competing acquisition proposal, at any meeting of the Issuer's shareholders. Each Rollover Securityholder also agreed, during the term of the Support Agreement and until the Expiration Time, not to sell, transfer, pledge, or otherwise dispose of any Ordinary Shares it holds, except as provided in the Support Agreement or the Merger Agreement. This summary of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, which is attached hereto as Exhibit 3 and incorporated by reference herein. Immediately following the completion of the merger on a fully diluted basis, SAIF Partners IV L.P. will beneficially hold approximately 6.2% of the equity interest in Parent.

Concurrently with the execution of the Merger Agreement, each of Mr. Dong Yu, Uranus, SAC Finance Company Limited, Willow Investment Limited and All Gain Ventures Limited entered into an interim investors agreement with Parent, Merger Sub and the Rollover Securityholders (the "Interim Investors Agreement"), which would be deemed to terminate and supersede the original agreement of the Consortium upon execution and governs the actions of Parent and Merger Sub and the relationship among the Consortium members with respect to the Transaction. The information disclosed in this paragraph is qualified in its entirety by reference to the Interim Investors Agreement, a copy of which is filed as Exhibit 4, and which is incorporated herein by reference in its entirety.

If completed, the Merger will result in the Issuer becoming a privately-held company and its ADSs will no longer be listed on The NASDAQ Select Global Market.

Other than as described in this Item 4, and except as otherwise disclosed herein or in the Support Agreement or the Interim Investors Agreement, each Reporting Person currently has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each Reporting Person may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the ADSs beneficially owned by each Reporting Person, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

(a) - (b) The aggregate number of Ordinary Shares and the percentage of total outstanding Ordinary Shares beneficially owned by the Reporting Persons are set forth below. References to percentage ownerships of Ordinary Shares are based upon 32,402,346 Ordinary Shares of the Issuer outstanding (as of September 30, 2015 relying on information provided by the Issuer). Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own 2,352,605 Ordinary Shares of the Issuer, representing approximately 7.3% of the outstanding Ordinary Shares of the Issuer.

SAIF Partners IV L.P. beneficially owns 2,352,605 Ordinary Shares, which represents approximately 7.3% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act. The sole general partner of SAIF Partners IV L.P. is SAIF IV GP, L.P., whose sole general partner is SAIF IV GP Capital Ltd. Mr. Yan is the sole director and shareholder of SAIF IV GP Capital Ltd. Pursuant to Section 13(d) of the Exchange Act, Mr. Yan may be deemed to beneficially own all of the Ordinary Shares held by SAIF Partners IV L.P. Mr. Yan disclaims any beneficial ownership of the Ordinary Shares held by SAIF Partners IV L.P.

The Reporting Persons may be deemed to be members of a "group" with the other parties (collectively, the "Other Parties") to the Support Agreement and the Interim Investors Agreement pursuant to Section 13(d) of the Act as a result of entering into these agreements with the Other Parties. However, each Reporting Person expressly disclaims beneficial ownership of the Ordinary Shares beneficially owned by the Other Parties. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any Ordinary Shares that are beneficially owned by any of the Other Parties. The Reporting Persons are only responsible for the information contained in this Schedule 13D and assume no responsibility for information contained in any other Schedules 13D filed by any of the Other Parties.

(c) To the best knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions relating to the Ordinary Shares during the past 60 days.

(d) - (e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6.

To the best knowledge of the Reporting Persons, except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description

1
Joint Filing Agreement, dated as of July 25, 2012, by and among SAIF Partners IV L.P., SAIF IV GP, L.P. and SAIF IV GP Capital Ltd. (incorporated by reference to Exhibit A to Schedule 13G filed by the Reporting Persons on July 25, 2012).

2
Agreement and Plan of Merger, dated as of December 15, 2015, by and among the Issuer, Parent and Merger Sub (incorporated herein by reference to Exhibit 99.2 to the Form 6-K filed by the Issuer on December 15, 2015).

3
Support Agreement, dated as of December 15, 2015, by and among Parent and the Rollover Securityholders (incorporated by reference to Exhibit 99.7 to Schedule 13D Amendment No. 6 filed by Chairman Parties on December 18, 2015).

4
Interim Investors Agreement, dated December 15, 2015, by and among Parent, Merger Sub, Mr. Dong Yu, Skillgreat Limited, Vantage Global Holdings Ltd., Uranus Connection Limited, SAC Finance Company Limited, Willow Investment Limited, All Gain Ventures Limited, SAIF Partners IV L.P., Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., Fosun International Limited and Orrick  Investments Limited (incorporated by reference to Exhibit 99.10 to Schedule 13D Amendment No. 6 filed by Chairman Parties on December 18, 2015).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 18, 2016

SAIF Partners IV L.P

	By:	/s/	Andrew Y. Yan
	Name:		Andrew Y. Yan
	Title:		Director of SAIF IV GP Capital Ltd., which is the General Partner of SAIF IV GP, L.P., which is the General Partner of SAIF Partners IV L.P.

SAIF IV GP L.P.

	By:	/s/	Andrew Y. Yan
	Name:		Andrew Y. Yan
	Title:		Director of SAIF IV GP Capital Ltd., which is the General Partner of SAIF IV GP, L.P.

SAIF IV GP Capital Ltd.

	By:	/s/	Andrew Y. Yan
	Name:		Andrew Y. Yan
	Title:		Director of SAIF IV GP Capital Ltd.